FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Mitsui divested certain stake in the natural-gas-fired power stations in Mexico

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 31, 2011

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2011

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Vice President
Chief Financial Officer

March 31, 2011

For Immediate Release

To Whom It May Concern

Mitsui & Co., Ltd.

Mitsui divested certain stake in the natural-gas-fired power stations in Mexico

Mitsui & Co., Ltd. (“Mitsui”) announced today that Mitsui completed the divestiture of part of its economic stake in MT Falcon Holdings Company S.A.P.I. de C.V. (“Falcon”) to Chubu Electric Power Co., Inc. (“Chubu”) and Tohoku Electric Power Co., Inc. (“Tohoku”) as previously agreed among the parties and was announced on December 27, 2010. The divested economic stake in Falcon was 30% in total. Prior to the divestiture Mitsui’s economic stake in Falcon had been 70%.

The divesting transaction was made between Mitsui and a 100% subsidiary company of Chubu as well as a 100% subsidiary company of Tohoku on March 30 (Local time in Mexico), following the satisfaction of conditions precedent of the sales and purchase agreement, which included the approval by the Mexican governmental authorities.

As a result of the transaction, the status of Falcon has changed from Mitsui’s subsidiary to its associated company.

This transaction is not expected to have any significant impact on Mitsui’s consolidated financial results of fiscal year ending March 31, 2011.

For further information, please contact:
Mitsui & Co., Ltd.
Investor Relations Division	Corporate Communications Division
Telephone: +81-3-3285-7910	Telephone: +81-3-3285-7596

Notice: This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission.

This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.